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13010329

SEC
Mail Processing
Section

FEB 11 2013

Washington DC
401

2/14/13

SECURITIES **ON**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2012_____ AND ENDING _____12/31/2012_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

   Ruane, Cunniff & Goldfarb LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   767 Fifth Avenue, Suite 4701
                                              (No. and Street)

New York   NY   10153-4798
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Joseph Quinones, Jr.   (212) 832-5280
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   BBD, LLP
                    (Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __Joseph Quinones, Jr.__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ruane, Cunniff & Goldfarb LLC__, as of __December 31__, 20__12__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Treasurer
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Ruane, Cunniff & Goldfarb LLC

767 Fifth Avenue, Suite 4701
New York, New York 10153

February 4, 2013

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of Ruane, Cunniff & Goldfarb LLC (Member Organization) have caused an audit to be made in accordance with prescribed regulations and have arranged for the preparation of a Focus report Part III based upon such audit.

WE HEREBY CERTIFY THAT, to the best of our knowledge and belief, the accompanying Focus Report Part III prepared as of December 31, 2012, represents a true and correct financial statement of our organization and that the Report will promptly be made available to those members and allied members whose signatures do not appear below.

_____
Robert D. Goldfarb
President

_____
Joseph Quinones, Jr.
Treasurer/Secretary

We hereby attest that the accompanying Focus Report Part III as of December 31, 2012 has been audited by us.

_____
BBD, LLP


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

Report on the Financial Statements

We have audited the statement of financial condition of Ruane, Cunniff & Goldfarb LLC (a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc.) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruane, Cunniff & Goldfarb LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 4, 2013

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Securities owned, at market value *(Note 2)*	$2,136,793
Due from clearing broker	2,612
Due from Parent	10,600
Total assets	**$2,150,005**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 103,937
MEMBER'S EQUITY	2,046,068
Total liabilities and member's equity	**$2,150,005**

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF INCOME

Year ended December 31, 2012

REVENUE	
Commissions	$2,620,194
Net gain on investments in securities	2,544
Interest and dividends	1,710
Total revenue	2,624,448
EXPENSES	
Salaries and employee benefits	1,383,444
Floor brokerage, exchange and clearance fees	810,801
Communications and data processing	206,164
Occupancy	146,916
Payroll and other taxes	34,586
Other operating expenses	178,147
Total expenses	2,760,058
Loss before income tax benefit	(135,610)
INCOME TAX BENEFIT *(Note 3)*	10,600
NET LOSS	$ (125,010)

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2012

BALANCE, beginning of year	$2,171,078
Net loss	(125,010)
BALANCE, end of year	$2,046,068

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES	
Net loss	$(125,010)
Adjustments to reconcile net loss to net cash used for operating activities	
Unrealized gain on securities owned	(2,544)
(Increase) decrease in	
Due from clearing broker	1,178
Other assets	11,829
Increase (decrease) in	
Accrued expenses	14,251
Due to/from Parent	(10,900)
Net cash used for operating activities	(111,196)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	
Sale of investment securities, net	111,196
Net change in cash	-
CASH AND CASH EQUIVALENTS	
Beginning of year	-
End of year	$ -

RUANE, CUNNIFF & GOLDFARB LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ruane, Cunniff & Goldfarb LLC (the *"Company"*) is a limited liability company formed on December 3, 2003, pursuant to the Laws of the State of Delaware to engage in the general business of a broker or dealer in securities, and commenced operations on January 1, 2004. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. (the *"Parent"*), a registered investment adviser under the Investment Advisers Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer, among other custodians, carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by the clearing broker/dealer and other custodians.

Revenue Recognition

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income recorded on a trade date basis would not be materially different.

Investments

Investments include investments in money market mutual funds valued at the funds' quoted net asset value and investments in equity securities valued at the closing price. The Company recognizes realized and unrealized appreciation or depreciation in income.

Income Taxes

Current income taxes and tax benefits are provided for taxable earnings or losses at the appropriate statutory rate applicable to such earnings or losses.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (*"GAAP"*) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SECURITIES OWNED

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Company's investments, at quoted market value, as of December 31, 2012:

<u>Level 1 – quoted prices</u>

Investment in equity securities	$ 132,447
Investment in money market funds	2,004,346
	$2,136,793

(3) INCOME TAX BENEFIT

The Company is a single member limited liability company. As such, its taxable income or loss is included in its Parent's taxable income. The Parent, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporate income taxes, the stockholders separately account for their pro rata share of the Parent's items of income, deductions, losses and credits. As a result of this election, no Federal income taxes have been recognized by the Parent. The Parent is subject to New York State "S" corporation minimum franchise tax. The Parent is also subject to New York City General Corporation income tax since S Corporation status is not recognized for purposes of this tax. The Company has been allocated a tax benefit to the extent that the Company's net loss decreases the Parent's New York City tax liability.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It also establishes a minimum threshold for financial statement recognition of the tax benefits of positions taken or expected to be taken in filing tax returns such that the tax benefits of uncertain tax positions are only recognized when the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has reviewed all of the Company's and Parent's tax positions and has determined that none of them are uncertain and that no unrecognized tax liabilities should be recorded. The Parent identifies its major tax jurisdictions as U.S. Federal, New York State and New York City. The tax returns previously filed by the Parent for the years 2010 and 2011 and the tax returns to be filed for 2012 remain subject to examination by tax authorities. The Parent's 2009 Federal tax return was examined by the Internal Revenue Service with no change resulting to taxable income. That Federal tax return is closed to further examination. The Parent's 2009 New York State and New York City tax returns remain subject to examination. No examination of the Parent's tax filings is presently in progress. The Company and the Parent are not aware of any tax positions for which it is reasonable possible that the total amounts of unrecognized tax benefits will change materially within the next twelve months.

(4) MEMBER'S EQUITY

<u>Capital Contributions</u>

The initial capital of the Company was $500,000, all of which was contributed by the Parent. The Company may accept additional contributions or loans from other persons upon written consent of the Parent.

RUANE, CUNNIFF & GOLDFARB LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

Withdrawals

Members may withdraw all or any part of their capital upon written consent of the Parent and if such withdrawal is in compliance with requirements of regulatory authorities. During the year ended December 31, 2012, the Parent did not withdraw any capital.

(5) COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with several of its executive officers. The agreements provide for compensation based on a designated percentage of commissions earned by the Company related to clients introduced by each officer. Upon voluntary termination, disability or death of such officer, the Company is obligated to pay the former officer a percentage of the monthly payment that would normally be paid under the contract. Payments will continue at an annually declining percentage until the seventh anniversary of the commencement of such payments. In October 2005, one of the executive officers passed away and the Company commenced making payments which are included in the Statement of Income under the caption Salaries and employee benefits. Such payments ceased during the year ended December 31, 2012.

In as much as the amount of the Company's liability under these contracts cannot be reasonably estimated, no accrual has been recorded during the current period of service.

Further, in the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2012, the Company had net capital of $1,837,514 which was $1,737,514 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31, 2012.

(7) RELATED PARTY TRANSACTIONS

Rent for office space, charges for employees' salaries and benefits, equipment usage and other administrative expenses are paid to the Parent at agreed-upon rates.

RUANE, CUNNIFF & GOLDFARB LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains certain cash and securities accounts with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(9) SUBSEQUENT EVENTS

GAAP requires recognition in the financial statements of the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Financial Condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.

Management has evaluated subsequent events in the preparation of the Company's financial statements through February 4, 2013 which is the date the financial statements will be issued and have determined that there are no subsequent events that require disclosure.

RUANE, CUNNIFF & GOLDFARB LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2012	Schedule I
Total member's equity from statement of financial condition	$2,046,068
Less: Non-allowable assets	
Due from Parent	10,600
Less: Excess insurance deductible	138,000
Net capital before haircuts on securities	1,897,468
Haircut on securities	59,954
Net capital	$1,837,514
Total aggregate indebtedness	$ 103,937
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$1,737,514
Ratio of aggregate indebtedness to net capital	0.06 to 1

Note: There were no material differences between the above computation and that included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

RUANE, CUNNIFF & GOLDFARB LLC

December 31, 2012

1. **Computation for determination of reserve requirements under Rule 15c3-3**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing LLC, its clearing firm, on a fully disclosed basis.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

In planning and performing our audit of the financial statements of Ruane, Cunniff & Goldfarb LLC (the *"Company"*), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (*"SIPC"*) for the fiscal year ended December 31, 2012, which were agreed to by Ruane, Cunniff & Goldfarb LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ruane, Cunniff & Goldfarb LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ruane, Cunniff & Goldfarb LLC's management is responsible for Ruane, Cunniff & Goldfarb LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 4, 2013

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 4, 2013

RUANE, CUNNIFF & GOLDFARB LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2012